Exhibit (d)(5)

WAIVER

WAIVER, dated as of July 11, 2025 (this “Waiver”), to that certain Discount Management Program Standstill Agreement, dated as of May 3, 2024 (the “Agreement”), by and among Karpus Management, Inc., doing business as Karpus Investment Management (“Karpus”), BlackRock Advisors, LLC (the “Manager”) and BlackRock MuniVest Fund, Inc. (the “Fund”). Karpus, the Manager and the Fund are hereforth referred to as the “Parties,” and each individually as a “Party.” All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement.

W I T N E S S E T H:

WHEREAS, the Agreement requires the Fund to commence a Conditional Tender Offer to purchase 2.5% of its then outstanding Common Shares as soon as practicable following each calendar quarter end (but in no event later than fifteen (15) Business Days following each calendar quarter end) during the 18-month period beginning on April 1, 2024, if and only if the Average Trading Discount of the Fund is greater than 7.50% for such calendar quarter;

WHEREAS, at a meeting held on June 5-6, 2025, the Board approved the reorganization of the Fund into another closed-end fund managed by the Manager (the “Reorganization”); and

WHEREAS, in light of the Board’s approval of the Reorganization, if the Average Trading Discount of the Fund is greater than 7.50% for the calendar quarter ending September 30, 2025 (the “Sixth Measurement Period”), each Party is willing to waive the Fund’s obligation under the Agreement to commence a Conditional Tender Offer as soon as practicable following the end of the Sixth Measurement Period (the “Sixth Conditional Tender Offer”).

NOW, THEREFORE, in consideration of the foregoing premises, the Parties hereto agree to the following:

1. Waiver. Each Party hereby waives compliance of the Fund’s obligation to commence the Sixth Conditional Tender Offer, under Section 1.1 of the Agreement, if the Average Trading Discount of the Fund is greater than 7.50% for the Sixth Measurement Period.

2. Reference to and Effect on the Agreement. Except as specifically waived herein, the Agreement shall remain in full force and effect and is hereby ratified and confirmed. The execution, delivery and effectiveness of this Waiver shall not, except as expressly provided herein, operate as an amendment, waiver or modification of any right, power or remedy of any Party under the Agreement.

3. Counterparts; Electronic Execution. This Waiver may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Waiver by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Waiver as of the date first above written.

BLACKROCK MUNIVEST FUND, INC.

By:
Name: John Perlowski
Title: President and Chief Executive Officer

BLACKROCK ADVISORS, LLC

By:
Name: John Perlowski
Title: Managing Director

KARPUS MANAGEMENT, INC.

By:
Name:
Title: